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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

VIA EDGAR	April 23, 2009

Re:	Nielsen Finance LLC and Nielsen Finance Co.
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Nielsen Finance LLC, a Delaware limited liability company, and Nielsen Finance Co., a Delaware corporation (together with Nielsen Finance LLC, the “Issuers”) and the additional registrants listed therein (collectively, the “Guarantors” and together with the Issuers, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuers’ offer to exchange all outstanding 11 5/8% Senior Notes Due 2014 ($330,000,000 principal amount outstanding) (the “Exchange Notes”) for an equal principal amount of 11 5/8% Senior Notes due 2014 (the “Outstanding Notes”), which were offered and sold earlier this year in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the

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Securities and Exchange Commission	-2-	April 23, 2009

“Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991, regarding resales and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants have further authorized us to include the following representations to the Staff of the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants have disclosed to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the applicable exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the applicable exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission	-3-	April 23, 2009

The filing fee for the S-4 Registration Statement in the amount of $18,414 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank of St. Louis, Missouri.

Please acknowledge receipt of the filing via electronic mail.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Joseph Kaufman at (212) 455-2948.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP